Ecopetrol Publishes Periodic Year-End Report for 2023

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) has published the periodic year-end report for 2023, which contains sections related to company practices, policies, processes and indicators in connection with social and environmental matters, including climate issues. This report was published pursuant to External Circulars 012 of 2022 and 031 of 2021, both issued by the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia).

Ecopetrol has also published the legal representative letter certifying that the financial statements and other relevant reports to the public do not contain inaccuracies or errors that prevent the true financial situation or operations of Ecopetrol S.A. from being known.

The report and the legal representative letter can be consulted in Spanish in the following link:

https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/InformacionFinanciera/Informacionrelevante

Bogota D.C., April 17, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co